BAKER TILLY CAPITAL, LLC

Madison, Wisconsin

Statement of Financial Condition

As of May 31, 2021

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/20 (MM/DD/YY) AND ENDING 05/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAKER TILLY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4807 INNOVATE LANE
(No. and Street)

MADISON	WI	53718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL FITZPATRICK (608.240.2609)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

NINE PARKWAY NORTH, STE 200	DEERFIELD	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL FITZPATRICK _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAKER TILLY CAPITAL, LLC _____ , as of MAY 31 _____ , 20 21 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public EXP. 1·31·22

KELLY G LONG
NOTARY
PUBLIC
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Baker Tilly Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Baker Tilly Capital, LLC (the "Company") as of May 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of May 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

Marcum LLP

Deerfield, IL
August 30, 2021

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

BAKER TILLY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of May 31, 2021

ASSETS

CURRENT ASSETS

Cash	$	1,684,907
Accounts receivable, net of an allowance of $69,714		1,892,098
Prepaid expenses		36,870
Total Current Assets		3,613,875
TOTAL ASSETS	$	3,613,875

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to related party	$	868,716
Total Liabilities		868,716
MEMBER'S EQUITY		2.745,159
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,613,875

See notes to statement of financial condition.

BAKER TILLY CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
As of May 31, 2021

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as a "limited purpose broker-dealer," electing not to carry customer monies or securities.   The Company's primary sources of revenue are fees from investment banking activities, including mergers and acquisitions, structuring and advising on various project finance deals.   Revenues are also realized from activities related to New Market Tax Credit ("NMTC") transactions including assisting Community Development Entities with the application process for obtaining allocations of NMTCs, assisting entities with funding Qualified Low Income Community Investments and assisting Qualified Active Low-Income Community Businesses with obtaining funding through a NMTC transaction.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly US, LLP ("Baker Tilly").   The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Cash

The Company maintains its cash balances primarily in established institutions. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were approximately $1,450,000 at May 31, 2021.   Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. As of May 31, 2021, $69,714 was established for receivables considered potentially uncollectible. Generally, interest is not accrued on delinquent accounts.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

The Company evaluates tax positions taken within its returns for any uncertainty on an annual basis. Uncertain tax positions can result in the recognition of additional liability, including any applicable fines and penalties, or additional disclosure. As of May 31, 2021, there were no uncertain tax positions identified by the Company requiring recognition of a liability or disclosure.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

BAKER TILLY CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
As of May 31, 2021

NOTE 3 - Related-Party Transactions

The Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company. Such expenses are allocated by Baker Tilly to the Company according to an expense allocation schedule. Substantially all expenses are paid for through the expense sharing agreement.

At May 31, 2021, the Company had $868,716 due to Baker Tilly. The majority of amounts due to Baker Tilly result from labor costs and expenses owed to Baker Tilly.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2021, the Company had net capital of $816,191 which was $758,277 in excess of its required net capital of $57,914. At May 31, 2021, the Company's net capital ratio was 1.06 to 1.00.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE 6 – Concentration of Receivables

Three customers accounted for approximately 53 percent of the accounts receivable balance as of May 31, 2021.

NOTE 7 - Subsequent Events

The Company has evaluated subsequent events occurring through August 30, 2021, the date of issuance, for events requiring recording or disclosure in the Company's financial statements.